02 DEC -9 AM 10:03

82-4603

02060952

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS:

Name of Issuer	**EXPATRIATE RESOURCES LTD.**
Issuer Address	**#701 - 475 Howe Street, Vancouver, B.C. V6C 2B3**
Issuer Telephone Number	**(604) 682-5474**
Contact Person	**Harlan D. Meade**
Contact Position	**President**
Contact Email Address	**info@expatriateresources.com**
Web Site Address	**www.expatriateresources.com**
Contact Person	**Harlan D. Meade**
Contact Telephone Number	**(604) 682-5474**
For Quarter Ended	**September 30, 2002**
Date of Report (yy/mm/dd)	**02/11/25**

SUPPL

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Harlan D. Meade"	02/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"Robert G. Yeoman"	02/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

dlw 1/13

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the consolidated balance sheet of Expatriate Resources Ltd. as at September 30, 2002, the consolidated statement of operations and deficit, the consolidated statement of cash flows, the consolidated schedule of deferred exploration and development costs and the consolidated schedule of metal leaching and sulphur technology costs for the nine month period then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these consolidated statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
November 25, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

EXPATRIATE RESOURCES LTD.
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2001)

	September 30, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 108,881	$ 144,462
Accounts receivable	38,801	13,359
Marketable securities (Note 3)	26,563	700,000
Mineral exploration tax credit recoverable	78,405	325,101
Prepaid expenses	4,339	-
	256,989	1,182,922
Property, Plant and Equipment (Note 4)	33,791	35,758
Mineral Properties, including deferred costs (Note 5)	16,531,007	16,439,313
Metal Leaching and Sulphur Technology, including deferred costs (Note 6)	506,879	500,000
Deposit	4,811	4,811
Due from Joint Venture	6,623	-
	$ 17,340,100	$ 18,162,804
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 20,209	$ 128,803
Due to related parties	7,081	49,236
Current portion of obligation under capital lease (Note 7)	3,111	2,828
Convertible loans (Note 8)	-	1,800,000
	30,401	1,980,867
Obligation under capital lease, net of current portion (Note 7)	843	3,213
Due to Joint Venture	-	10,232
	31,244	1,994,312
SHAREHOLDERS' EQUITY		
Share Capital (Note 9)	25,537,577	23,883,127
Share Subscription Advances	-	100,000
Deficit	(8,228,721)	(7,814,635)
	17,308,856	16,168,492
	$ 17,340,100	$ 18,162,804

Approved on Behalf of the Board:

"Robert G. Yeoman"
Director

"Harlan D. Meade"
Director

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended September 30, 2001)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
ADMINISTRATION COSTS:				
Accounting fees	$ 4,094	$ 10,654	$ 10,670	$ 27,758
Amortization	3,027	2,238	7,997	6,712
Consulting	32,181	1,124	42,487	23,655
Filing fees	1,797	2,047	14,023	13,842
Investor relations and financing	17,848	56,759	53,753	143,996
Legal fees	3,523	19,000	40,609	76,996
Office services	11,034	-	32,378	-
Rent	14,816	14,856	46,138	71,443
Salaries and benefits (recovery)	11,227	(31,235)	57,748	33,774
Transfer agent	894	323	2,243	2,886
	100,441	75,766	308,046	401,062
Interest and miscellaneous income	(11,903)	(16,702)	(24,742)	(40,941)
	88,538	59,064	283,304	360,121
OTHER ITEMS:				
Interest on long-term debt	142	15,277	27,988	44,444
Loss (Gain) on conversion of foreign currencies	1,756	(700)	6,479	(1,567)
Loss (Gain) on disposal of marketable securities	6,732	-	43,903	(46)
Mineral property examination costs	8,467	-	50,778	5,554
Write-off of capitalized costs related to abandoned mineral properties	-	1,000,000	1,634	1,043,250
	17,097	1,014,577	130,782	1,091,635
NET LOSS FOR THE PERIOD	105,635	1,073,641	414,086	1,451,756
DEFICIT AT BEGINNING OF PERIOD	8,123,086	2,972,420	7,814,635	2,591,805
SHARE ISSUE COSTS	-	-	-	2,500
DEFICIT AT END OF PERIOD	$ 8,228,721	$ 4,046,061	$ 8,228,721	$ 4,046,061
Loss per share	$ (0.00)	$ (0.04)	$ (0.01)	$ (0.06)

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended September 30, 2001)

	Three Months Ended		Nine Months Ended	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
OPERATING ACTIVITIES:				
Net loss for the period	$ (105,635)	$ (1,073,641)	$ (414,086)	$ (1,451,756)
Adjustments:				
Amortization	3,027	2,238	7,997	6,712
Loss (Gain) on conversion of foreign currencies	1,756	(700)	6,479	(1,567)
Loss (Gain) on disposal of marketable securities	6,732	-	43,903	(46)
Write-off of capitalized costs related to abandoned mineral properties	-	1,000,000	1,634	1,043,250
	(94,120)	(72,103)	(354,073)	(403,407)
Change in non-cash working capital items	(85,209)	421,146	843,007	347,690
	(179,329)	349,043	488,934	(55,717)
FINANCING ACTIVITIES:				
Convertible loan proceeds (repayment)	-	-	(500,000)	-
Special warrant issue costs	-	(1,080)	-	(16,646)
Issue of share capital for cash	102,100	-	239,450	182,925
Share subscription advances	(51,000)	-	-	-
Obligation under capital lease (repayment)	(718)	-	(2,087)	-
	50,382	(1,080)	(262,637)	166,279
INVESTING ACTIVITIES:				
Proceeds on disposal of marketable securities	(6,732)	-	(43,903)	4,653
Acquisition costs of mineral properties	(3,192)	(13,936)	(8,192)	(13,936)
Deferred exploration and development costs, net of mineral exploration tax credit	(182,487)	(880,844)	(378,540)	(1,428,274)
Deferred metal leaching and sulphur technology costs	(669)	(4,918)	(6,879)	(9,704)
Mineral property option payments received	100,000	10,000	205,000	10,000
Acquisition costs of capital assets	(6,030)	-	(6,030)	-
Deposit	-	-	-	(16)
Due from Joint Venture	(16,855)	-	(16,855)	(299)
	(115,965)	(889,698)	(255,399)	(1,437,576)
Gain (Loss) on conversion of foreign currencies	(1,756)	700	(6,479)	1,567
DECREASE IN CASH	(246,668)	(541,035)	(35,581)	(1,325,447)
CASH AT BEGINNING OF PERIOD	355,549	854,903	144,462	1,639,315
CASH AT END OF PERIOD	$ 108,881	$ 313,868	$ 108,881	$ 313,868

SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

EXPATRIATE RESOURCES LTD.

CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

(UNAUDITED)

(SEE: NOTICE TO READER)

(With comparative unaudited consolidated figures for the nine month period ended September 30, 2001)

			2002					
	Finlayson Project	Lynx Creek	Aurex-Sinister Project	Hyland Gold Joint Venture	Eureka Joint Venture	Wolverine Joint Venture	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS:								
Accommodation and meals	$ 5,069	$ 5,050	$ 838	$ 291	$ 626	$ -	$ 496	$ 12,370
Assays	1,652	448	-	-	-	2,170	2,863	7,133
Consulting	141,654	18,001	20,265	2,874	2,542	2,809	50,645	238,790
Drafting	4,521	-	180	574	14	36	286	5,611
Drilling	-	-	-	-	-	-	-	-
Field Office	10,126	3,586	1,114	249	47	-	5,057	20,179
Helicopter and fixed wing charters	29,366	10,650	102	-	252	3,735	921	45,026
Labour	5,953	1,200	-	3,646	1,562	500	177	13,038
Professional fees	-	-	-	-	-	-	9,000	9,000
Recording fees	3,439	250	-	526	-	-	36,339	40,554
Supplies and miscellaneous	9,619	1,183	2,042	227	245	239	1,610	15,165
Travel and freight	5,343	4,308	1,573	427	252	-	10,548	22,451
	216,742	44,676	26,114	8,814	5,540	9,489	117,942	429,317
Interest expense	-	-	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-	-	-
Mineral exploration tax credit	(53,326)	(11,107)	(6,529)	(2,072)	(1,385)	(2,372)	(1,614)	(78,405)
Mineral property examination costs	-	-	-	-	-	-	(50,777)	(50,777)
Total costs incurred during the period	163,416	33,569	19,585	6,742	4,155	7,117	65,551	300,135
Balance, beginning of year	10,814,120	-	127,979	84,881	92,512	854,582	854,659	12,828,733
	10,977,536	33,569	147,564	91,623	96,667	861,699	920,210	13,128,868
Write-off of costs	-	-	-	-	-	-	(1,633)	(1,633)
Balance, end of period	$10,977,536	$ 33,569	$ 147,564	$ 91,623	$ 96,667	$ 861,699	$ 918,577	$ 13,127,235

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the nine month period ended September 30, 2001)

	2001							
	Finlayson Project	Lynx Creek	Aurex-Sinister Project	Hyland Gold Joint Venture	Eureka Joint Venture	Wolverine Joint Venture	Other Properties	Total
EXPLORATION AND DEVELOPMENT COSTS:								
Accommodation and meals	$ 50,616	$ -	$ -	$ -	$ -	$ -	$ -	$ 50,616
Assays	35,887	-	-	-	-	2,686	-	38,573
Consulting	380,695	-	-	300	123	192,248	6,287	579,653
Drafting	2,792	-	-	347	875	293	17	4,324
Drilling	184,054	-	-	-	-	-	-	184,054
Field Office	49,054	-	-	-	-	2,494	2,049	53,597
Helicopter and fixed wing charters	296,811	-	-	-	-	21,060	1,262	319,133
Labour	40,112	-	-	90	447	-	4,920	45,569
Professional fees	-	-	-	-	-	-	7,400	7,400
Recording fees	24,974	-	-	-	2,375	6,954	27,895	62,198
Supplies and miscellaneous	2,519	-	-	-	-	351	-	2,870
Surveys	16,943	-	-	-	-	-	-	16,943
Travel and freight	13,622	-	-	3	-	1,439	735	15,799
	1,098,079	-	-	740	3,820	227,525	50,565	1,380,729
Interest expense	65,859	-	-	-	-	-	-	65,859
Recoveries	(11,697)	-	-	-	-	(943)	(120)	(12,760)
Mineral exploration tax credit	(256,587)	-	-	(163)	(318)	(50,158)	(1,679)	(308,905)
Mineral property examination costs	-	-	-	-	-	-	(5,554)	(5,554)
Total costs incurred during the period	895,654	-	-	577	3,502	176,424	43,212	1,119,369
Balance, beginning of year	10,340,406	-	115,874	75,642	88,466	613,843	1,620,077	12,854,308
	11,236,060	-	115,874	76,219	91,968	790,267	1,663,289	13,973,677
Write-off of costs	-	-	-	-	-	-	-	-
Balance, end of period	$ 11,236,060	$ -	$ 115,874	$ 76,219	$ 91,968	$ 790,267	$ 1,663,289	$ 13,973,677

The accompanying notes are an integral part of these financial statements.

EXPATRIATE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Expatriate Resources Ltd. (the "Company") is in the process of exploring its mineral properties located in Canada and Chile.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual consolidated financial statements.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the following subsidiaries:

	Incorporation	Percentage of Ownership
Latina Resources Ltd.	British Columbia	100%
Nitrosyl Technologies Corporation	British Columbia	100%
Nitrox Metals Corporation	British Columbia	50%
Catalytic Sulphur Corporation	British Columbia	75%
Minera Latina, S.A.	Argentina	100%
Compañia Minera Latina Limitada	Chile	100%

3. MARKETABLE SECURITIES

	September 30, 2002	December 31, 2001
Uravan Minerals Inc. (31,667 shares; market value $3,483)	$ 3,704	$ -
Resource Investment Trust (14,287 shares; market value $22,859)	22,859	700,000
	$ 26,563	$ 700,000

The Uravan Mineral Inc. shares were subsequently sold for proceeds of $3,704.

4. PROPERTY, PLANT AND EQUIPMENT

	September 30, 2002			December 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and fixtures	$ 28,409	$ 9,878	$ 18,531	$ 17,823
Computer equipment	21,653	10,328	11,325	11,894
Equipment under capital lease	8,425	4,490	3,935	6,041
	$ 58,487	$ 24,696	$ 33,791	$ 35,758

5. MINERAL PROPERTIES

	September 30, 2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
Canalask Property	$ (7,314)	$ 573,582	$ -	$ 566,268
Aurex-Sinister Property	108,965	147,564	-	256,529
Finlayson Project	553,308	10,977,536	-	11,530,844
Donjek Properties	1	2,757	-	2,758
Selwyn Basin Properties	1	-	-	1
Wolverine Joint Venture Properties	2,557,500	861,699	-	3,419,199
Eureka Joint Venture Properties	59,894	96,667	-	156,561
Tillex and Cook Properties	1	2,595	-	2,596
Hyland Gold Joint Venture	49,000	91,624	-	140,624
Black and Fisher Properties	1	-	-	1
Isleña Project	46,560	274,137	-	320,697
Gabriela Property	7,600	13,512	-	21,112
Lucy Property	2,850	6,431	-	9,281
Yava Property	3,163	19,068	-	22,231
Fox River Project	1	1,633	(1,634)	-
Chug Chug Property	5,000	6,167	-	11,167
Cerro Ochre Property	5,000	4,739	-	9,739
Payo Properties	5,000	7,415	-	12,415
Blue Moon Property	-	8,173	-	8,173
Lynx Creek Property	7,242	33,569	-	40,811
	$ 3,403,773	$ 13,128,868	$ (1,634)	$ 16,531,007

EXPATRIATE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

5. MINERAL PROPERTIES (CONT'D)

	December 31, 2001			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
Canalask Property	$ 17,686	$ 573,252	$ -	$ 590,938
Aurex-Sinister Property	108,965	127,979	-	236,944
Finlayson Project	1,852,358	11,191,894	(1,477,774)	11,566,478
Donjek Properties	14,851	94,073	(108,923)	1
Selwyn Basin Properties	125,452	460,062	(585,513)	1
Wolverine Joint Venture Properties	2,557,500	854,582	-	3,412,082
Eureka Joint Venture Properties	64,894	92,512	-	157,406
Tillex and Cook Properties	184,432	-	(184,431)	1
Hyland Gold Joint Venture	49,000	84,881	-	133,881
Black and Fisher Properties	29,494	8,907	(38,400)	1
Isleña Project	89,810	482,900	(265,350)	307,360
Gabriela Property	7,600	6,100	(600)	13,100
Lucy Property	2,850	4,300	(900)	6,250
Yava Property	3,163	11,706	-	14,869
Fox River Project	-	1,300,000	(1,299,999)	1
	$ 5,108,055	$ 15,293,148	$ (3,961,890)	$ 16,439,313

Canalask Property

i. By Agreements dated May 28, 1993 and January 13, 1994, the Company acquired a 100% interest in 50 mineral claims located in the Whitehorse Mining District, Yukon Territory.

ii. The Company acquired by staking a 100% interest in 142 additional mineral claims contiguous to the claims described above.

iii. By a Letter Agreement dated October 14, 1999 (amended September 13, 2000), the Company granted Uravan Minerals Inc. of Alberta ("Uravan") an option to acquire a 50% interest in this Property for consideration of:

- Payment of $50,000 (payable in cash or shares of Uravan's capital stock) from Uravan as follows:
    - $ 25,000 on signing of the formal option agreement (paid by the issuance of 35,714 shares of Uravan at a price of $0.70 per share); and
    - $ 25,000 on or before January 1, 2002 (paid by the issuance of 166,667 shares of Uravan at a price of $0.15 per share).

5. MINERAL PROPERTIES (CONT'D)

- A requirement to incur an aggregate of $1,200,000 in exploration and development expenditures (of which $300,000 is a firm commitment) on the property to vest a 50% interest as follows:
  - $ 300,000 on or before August 1, 2001;
  - $ 400,000 on or before August 1, 2002; and
  - $ 500,000 on or before August 1, 2003.

Uravan paid the Company an additional $25,000 as a condition for granting various extensions contained in the September 13, 2000 Amending Agreement.

Uravan can acquire an additional 10% working interest in the property by incurring an additional $1,000,000 in exploration and development expenditures on the property.

Upon Uravan completing the required payments and expenditures, the Company and Uravan shall enter into a Joint Venture Agreement to continue exploration and development of this property. The Company shall have either a 50% or 40% participating interest in the Joint Venture depending on whether Uravan exercises its option to acquire an additional 10% interest.

<u>Finlayson Project</u>

i. The Company has acquired by staking a 100% interest in approximately 2,903 mineral claims of which 2,863 claims are located in the Watson Lake Mining District, Yukon Territory and 40 claims are located in the Whitehorse Mining District, Yukon Territory. (Total acquisition costs to September 30, 2002 are $708,308).

   The Company acquired 85 of the above mineral claims by an Agreement dated March 3, 1999 for a consideration of 100,000 common shares of the Company's capital stock (issued at a price of $0.55 per common share).

ii. By an Agreement dated June 12, 2001, the Company has granted True North Gems Inc. ("True North") of West Vancouver, British Columbia, an option to acquire a 50% interest, for the express purpose of exploring for and recovery of gemstones only, in 93 mineral claims, known as the Goal claims, for consideration of:

   - $10,000 cash on or before July 15, 2001 (received);

5. MINERAL PROPERTIES (CONT'D)

- Incurring aggregate exploration expenditures of $1,100,000 on the property as follows:

  - $100,000 on or before March 1, 2002;
  - $250,000 on or before March 1, 2003;
  - $250,000 on or before March 1, 2004;
  - $250,000 on or before March 1, 2005;
  - $250,000 on or before March 1, 2006; and

- $40,000 cash on completion of the aggregate exploration expenditures.

iii. By a Purchase Agreement dated March 7, 2002 the Company granted True North an option to acquire the Company's remaining 50% interest (for a total 100% interest) in the 93 mineral claims described above for consideration of:

- $300,000 cash, payable in stages on or before March 7, 2003 ($200,000 received);
- the issuance of units of True North having a value of $200,000 (subsequently received and converted into 400,000 shares and 400,000 share purchase warrants of True North. Each warrant is exercisable to acquire one additional share of True North at a price of $0.65 per share in the first year and $0.80 per share in the second year); and
- granting the Company rights under an Access Rights Agreement whereby the Company retains the right to explore for precious and base metals on the property.

Completion of the Purchase Agreement would extinguish the current option and joint venture agreement between the Company and True North.

Eureka Joint Venture Properties

By an Agreement dated April 15, 1999, the Company and Strategic Metals Ltd. (formerly: Nordac Resources Ltd.) ("Strategic") of Vancouver, British Columbia formed the Eureka Joint Venture ("EJV"). Each Company has a 50% interest in the EJV.

The EJV currently has a 100% interest in 256 mineral claims located in the Dawson Mining District, Yukon Territory. The Company's contribution to the EJV is as follows:

i. 100% interest in mineral claims which were staked by the Company during the year ended December 31, 1999 at a cost of $3,516;

ii. repayment of $23,218 to Strategic for the staking cost of mineral claims; and

iii. payment for staking of additional claims at a cost of $38,160.

5. MINERAL PROPERTIES (CONT'D)

By an Option Agreement dated February 27, 2002 the Company, and its Eureka Joint Venture ("Eureka") partner granted Viceroy Resource Corporation ("Viceroy") an option to acquire up to a 65% interest in Eureka for consideration of:

For a 50% interest:

- $40,000 cash, payable in stages on or before February 1, 2005 ($10,000 received); and
- incurring aggregate exploration expenditures totalling $900,000 on or before February 1, 2006.

For an additional 15% interest:

- incurring additional exploration expenditures of $600,000 over a two year period.

A joint venture was to be formed upon Viceroy earning either a 50% or 65% interest in Eureka.

Subsequent to September 30, 2002, Viceroy gave notice that it intends to terminate its option on the Eureka Joint Venture.

Chug Chug, Cerro Ochre and Payo Properties

By a Letter Agreement dated March 19, 2002 the Company acquired a 100% interest in 3 mineral properties located in Chile for consideration of:

- 150,000 common shares of the Company's capital stock (issued at a price of $0.10 per share); and
- granting the Vendor the right to back in to a 50% joint venture interest on each of the properties by incurring exploration expenditures equal to 250% of the Company's expenditures thereon.

Lynx Creek Property

i. By an Agreement dated June 19, 2002, the Company acquired a 100% interest (subject to a 1.5% net smelter returns royalty, which may be purchased for $1,500,000 in increments of 0.1% for each $100,000 paid) in 36 mineral claims located in the Mayo Mining District, Yukon for consideration of:

   - Cash payments totalling $52,500 as follows:
     - $5,000 payable on signing of the Agreement (paid);
     - $7,500 on or before July 1, 2003;
     - $10,000 on or before July 1, 2004;
     - $15,000 on or before July 1, 2005; and
     - $15,000 on or before July 1 of each year thereafter.

5. MINERAL PROPERTIES (CONT'D)

- Incurring exploration and development expenditures totalling $300,000 as follows:
  - $50,000 on or before July 1, 2003;
  - $100,000 on or before July 1, 2004; and
  - $150,000 on or before July 1, 2005.

ii. The Company acquired by staking a 100% interest in 56 additional mineral claims contiguous to the claims described above.

6. METAL LEACHING AND SULPHUR TECHNOLOGY

	September 30, 2002	December 31, 2001
Acquisition Costs	$ 500,000	$ 935,000
Write-off of capitalized costs	-	(435,000)
	500,000	500,000
Deferred Development Costs:		
Consulting	-	1,200
Patent fees	6,879	8,761
	6,879	9,961
Balance, beginning of period/year	-	199,141
Write-off of capitalized costs	-	(209,102)
Balance, end of period/year	6,879	-
Total Metal Leaching and Sulphur Technology Costs	$ 506,879	$ 500,000

7. OBLIGATION UNDER CAPITAL LEASE

	September 30, 2002	December 31, 2001
Heller Financial equipment lease, bearing interest at 12.79% per annum, repayable in monthly installments of $287 including principal and interest. Final payment is due December 11, 2003.	$ 3,954	$ 6,041
Less: current portion	(3,111)	(2,828)
	$ 843	$ 3,213

7. OBLIGATION UNDER CAPITAL LEASE (CONT'D)

Under the present terms and conditions, future minimum lease payments due are as follows:

2002 (subsequent to September 30)	$ 860
2003	3,438
Total minimum lease payments	4,298
Less: amount representing interest	(344)
Present value of minimum lease payments	$ 3,954

8. CONVERTIBLE LOANS

	September 30, 2002	December 31, 2001
a. Maturing May 10, 2004, secured by Convertible Note and bearing an effective interest rate of 11.11% per annum, with interest payable quarterly.	$ -	$ 500,000

All or part of the principal amount of the loan was convertible at the option of the lender into common shares of the Company at a price of $0.65 per common share on or before May 10, 2002; at a price of $0.75 per common share on or before May 10, 2003; or at a price of $0.85 per common share on or before May 10, 2004.

As additional consideration for the loan, the Company issued share purchase warrants to the lender, entitling it to subscribe for up to 769,230 common shares of the Company at a price of $0.65 per common share on or before May 10, 2002 (these warrants expired unexercised).

The Company had the right to prepay all or any portion of the convertible loan outstanding.

In addition, the lender had the right after May 10, 2002 to require the Company to repay any portion of the convertible loan outstanding. Upon receipt of notice of repayment the Company had thirty banking days to repay the loan. In May 2002, the Company received notice of repayment and has repaid the outstanding principal and interest in full.

b. The Company entered into an 8% Redeemable Convertible Debenture with Hunter Dickinson Group Inc. ("HDGI") in order to finance the Company's investment in the Precious Exploration Limited Partnership ("PELP"). The Debenture was secured by the Company's interest in PELP. The loan was due December 31, 2002 unless the Company did not exercise its option to participate in the 2002 exploration program on or before January 31, 2002 and pay the promotion fee of $250,000, the total amount of the loan plus accrued interest was due immediately.

8. CONVERTIBLE LOANS (CONT'D)

In January, 2002, the management of the Company resolved not to exercise its option, and the Company relinquished its interest in PELP and the loan was converted into 7,000,000 common shares.

9. SHARE CAPITAL

During the period ended September 30, 2002, the Company increased its authorized share capital of common shares from 100,000,000 to 200,000,000. As a result the authorized share capital of the Company consists of 200,000,000 common shares without par value and 100,000,000 Class "A" Preferred shares having a par value of $1.00 per share.

The Company has issued common shares of its capital stock as follows:

	September 30, 2002		December 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	36,665,461	$ 23,883,127	22,856,266	$ 21,027,230
Issued during the period/year for:				
Cash	2,110,667	239,450	619,000	182,925
Mineral properties	150,000	15,000	1,000,000	124,000
Special Warrants	-	-	3,536,222	1,346,850
Share subscription advances	1,000,000	100,000	1,116,166	446,466
Finders fees	-	-	6,250	2,500
Debt	7,000,000	1,300,000	531,557	53,156
Investment	-	-	7,000,000	700,000
Balance, end of period/year	46,926,128	$ 25,537,577	36,665,461	$ 23,883,127

Transactions for the Issue of Share Capital
<u>During the Period Ended September 30, 2002:</u>

a. The Company completed a Private Placement financing consisting of 250,000 units at a price of $0.40 per unit for a net consideration of $97,600 after payment of finders fees totalling $2,400. Each unit consists of three "flow-through" common shares, one ordinary common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary common share at a price of $0.12 per share on or before January 10, 2003. The gross proceeds of $100,000 were received prior to December 31, 2001.

9. SHARE CAPITAL (CONT'D)

b. The Company completed a Private Placement financing consisting of 132,500 units at a price of $0.40 per unit for a total consideration of $53,000. Each unit consists of three "flow-through" common shares, one ordinary common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary common share at a price of $0.12 per share on or before February 27, 2003.

c. The Company completed a Private Placement financing consisting of 900,000 units at a price of $0.10 per unit for a net consideration of $86,750 after payment of finders fees totalling $3,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.12 per share on or before February 27, 2003.

d. The Company issued 7,000,000 common shares on conversion of the Redeemable Convertible Debenture as described in Note 8b.

e. The Company issued 150,000 common shares at a price of $0.10 per share to acquire the Chug Chug, Cerro Ochre and Payo mineral Claims located in Chile as described in Note 5.

f. The Company completed a Private Placement financing consisting of 340,667 "flow-through" common shares at a price of $0.15 per common share for a total consideration of $51,100.

g. The Company completed a Private Placement financing consisting of 85,000 units at a price of $0.60 per unit for a total consideration of $51,000, which was received prior to June 30, 2002. Each unit consists of three "flow-through" common shares and one common share plus one non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.20 per share on or before July 30, 2003.

<u>Stock Options:</u>

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 4,919,000. Options granted under the Plan will have a maximum term of ten years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the average closing market price of the Company's common shares for the ten trading days immediately preceding the day on which the TSX Venture Exchange receives notice regarding the granting of such options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

EXPATRIATE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

9. SHARE CAPITAL (CONT'D)

A summary of the status of the Company's stock option plan as of September 30, 2002 and December 31, 2001, and changes during the period/year then ended is as follows:

	September 30, 2002		December 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	2,830,000	$ 0.34	2,302,000	$ 0.50
Granted	1,495,000	0.12	1,255,000	0.12
Exercised	-	-	-	-
Forfeited/cancelled	(900,000)	(0.37)	(727,000)	(0.49)
Options outstanding, end of period/ year	3,425,000	$ 0.23	2,830,000	$ 0.34

At September 30, 2002, the Company had outstanding stock options to acquire 3,425,000 common shares as follows:

Number	Exercise Price	Expiry Date
190,000	$0.48	December 11, 2002
30,000	$0.51	July 3, 2003
250,000	$0.39	October 20, 2003
200,000	$0.74	March 3, 2005
140,000	$0.50	June 15, 2005
190,000	$0.40	December 29, 2005
100,000	$0.40	February 8, 2006
975,000	$0.10	November 28, 2006
185,000	$0.10	February 12, 2007
90,000	$0.11	April 26, 2007
995,000	$0.12	May 14, 2007
80,000	$0.12	June 11, 2007
3,425,000		

9. SHARE CAPITAL (CONT'D)

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10 - 0.12	2,325,000	4.41	0.11
0.39 - 0.54	900,000	1.84	0.43
0.74	200,000	2.42	0.74
	3,425,000	3.62	0.23

The Company follows the settlement method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period	$ 414,086
Unrecorded stock option compensation adjustment	6,902
Pro-forma net loss for the period	$ 420,988
Pro-forma loss per share	$ (0.01)

The fair values of options vested during the nine months ended September 30, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	88.62%
Risk-free interest rate	4.47%
Expected life	5 years
Expected dividend yield	0%

9. SHARE CAPITAL (CONT'D)

Warrants:

At September 30, 2002, the Company had outstanding share purchase warrants exercisable to acquire 5,117,500 common shares as follows:

Number	Exercise Price	Expiry Date
250,000	$0.20	June 29, 2003
3,500,000	$0.12	December 19, 2003
250,000	$0.12	January 10, 2003
1,032,500	$0.12	February 27, 2003
85,000	$0.20	July 30, 2003
5,117,500		

10. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended September 30, 2002 and September 30, 2001 as follows:

	September 30, 2002	September 30, 2001
Non-cash financing activities:		
Share capital issued for:		
Debt	$ 1,300,000	$ -
Share subscription advances	100,000	446,466
Mineral properties	15,000	-
Share issue costs	-	2,500
Share subscription advances	(100,000)	(446,466)
Convertible loan (repayment)	(1,300,000)	-
	$ 15,000	$ 2,500
Non-cash investing activities:		
Option proceeds received	25,000	-
Acquisition cost of mineral properties	(15,000)	-
Mineral exploration tax credit	(78,405)	(103,282)
	$ (68,405)	$ (103,282)

During the period ended September 30, 2002 the Company paid interest of $27,988 (2001 - $29,167).

10. SUPPLEMENTAL CASH FLOW INFORMATION (CONT'D)

The net change in non-cash working capital items consists of:

	September 30, 2002	September 30, 2001
Accounts receivable	$ (25,442)	$ (18,280)
Marketable securities	698,437	4,607
Mineral exploration tax credit recoverable	325,101	(169,203)
Prepaid expenses	(4,339)	-
Accounts payable and accrued liabilities	(108,595)	530,566
Due to related parties	(42,155)	-
	$ 843,007	$ 347,690

11. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segments is as follows:

	Canada	Chile	United States	Total
September 30, 2002				
Property, Plant and Equipment	$ 33,791	$ -	$ -	$ 33,791
Mineral properties, including Deferred costs	16,138,423	384,411	8,173	16,531,007
Metal Leaching and Sulphur Technology, Including deferred costs	506,879	-	-	506,879
	$ 16,679,093	$ 384,411	$ 8,173	$ 17,071,677

	Canada	Chile	Argentina	Total
December 31, 2001				
Property, Plant and Equipment	$ 35,758	$ -	$ -	$ 35,758
Mineral properties, including Deferred costs	16,112,603	326,710	-	16,439,313
Metal Leaching and Sulphur Technology, including deferred costs	500,000	-	-	500,000
	$ 16,648,361	$ 326,710	$ -	$16,975,071

12. RELATED PARTY TRANSACTIONS

a. Exploration and development costs totalling $Nil (2001 - $40,265) and rent and office services totalling $Nil (2001 - $2,224) have been incurred with a corporation related to the Company by former common Directors.

b. Management fees, consulting fees and salaries totalling $162,441 (2001 - $142,400) have been incurred with certain directors, officers and corporations related by common directors. Of this amount $44,404 (2001 - $55,944) was capitalized to deferred costs.

c. Legal fees and disbursements totalling $28,486 (2001 - $93,500) have been incurred with a law firm in which a personal law corporation controlled by an Officer of the Company was a partner and now is an associate in the practice of law.

The transactions above have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

13. JOINT VENTURE OPERATIONS

The consolidated financial statements include the Company's proportionate interest in its joint ventures as follows:

	September 30 2002	December 31, 2001
Cash	$ 7,157	$ 9,191
Mineral Properties, including deferred costs	1,306,799	1,284,404
	$ 1,313,956	$ 1,239,595
Accounts payable and accrued liabilities	$ 104	$ -
Due to related parties	-	1,036
Deficit	(55,749)	(55,806)
	$ (55,645)	$ (54,770)
Net investment in joint ventures	$ 1,369,601	$ 1,348,365
Net income for the period/year	$ 57	$ 21,817
Cash flows from operating activities	$ 31,691	$ (18,451)
Cash flows from financing activities	$ (8,829)	$ 355,014
Cash flow from investing activities	$ (24,896)	$ (338,250)

14. SUBSEQUENT EVENTS

a. By a Share Purchase Agreement dated June 13, 2002 (amended September 6, and October 8, 2002), the Company purchased from Boliden Limited, a 100% interest in Westmin Resources, Inc. ("Westmin"), an Idaho corporation for consideration of:

- 3,000,000 common shares of the Company's capital stock (issued subsequent to September 30, 2002 at a price of $0.06 per share)

- a 0.5% net smelter royalty on production from the Blue Moon Property, Mariposa County, California, to a maximum of US$500,000.

Effective October 25, 2002 the Company acquired a 100% interest in Westmin. At that date the fair value of the net assets acquired were as follows:

Mineral properties	$180,000

b. The Company granted stock options exercisable to acquire 125,000 shares at a price of $0.10 per share on or before October 24, 2007.

c. The Company completed a Private Placement financing consisting of 100,000 units at a price of $0.10 per unit for a total consideration of $10,000. Each unit consists of one "flow-through" common share, and one non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional ordinary common share at a price of $0.10 per share on or before November 1, 2003.

d. By an Option Agreement dated October 30, 2002, the Company granted Midnight Mines Ltd. of Whitehorse, Yukon an option to acquire a 100% interest (subject to a 1% net smelter returns royalty) in 52 mineral claims included in the Donjek properties, located in the Whitehorse Mining District, Yukon Territory for consideration of incurring exploration expenditures totalling $250,000 on or before December 31, 2012.

This agreement is subject to regulatory approval.

14. SUBSEQUENT EVENTS (CONT'D)

e. By an Agreement dated November 13, 2002, the Company granted YK Group of Richmond, British Columbia, an option to acquire a 60% interest (subject to a 1% to 3% gross overriding royalty) for the express purpose of exploring for and recovery of gemstones only, in 16 mineral claims, known as the Beryl Property, and 2,887 mineral claims, known as the Finlayson Property, for consideration of:

- Cash payments totalling $55,000 for the Beryl Property as follows:
  - $5,000 upon signing of the Agreement and acceptance of regulatory approvals;
  - $5,000 on or before November 1, 2003;
  - $5,000 on or before November 1, 2004;
  - $10,000 on or before November 1, 2005;
  - $10,000 on or before November 1, 2006;
  - $20,000 on or before November 1, 2007.

- Cash payments totalling $35,000 for the Finlayson Property as follows:
  - $5,000 upon signing of the Agreement and acceptance of regulatory approvals;
  - $5,000 on or before November 1, 2003;
  - $5,000 on or before November 1, 2004;
  - $5,000 on or before November 1, 2005;
  - $5,000 on or before November 1, 2006;
  - $10,000 on or before November 1, 2007.

- Incurring exploration expenditures totalling $500,000 on either property as follows:
  - $100,000 on or before November 1, 2003;
  - $50,000 on or before November 1, 2004;
  - $50,000 on or before November 1, 2005;
  - $50,000 on or before November 1, 2006; and
  - $250,000 on or before November 1, 2007.

- Granting an area of interest extending 5 km from the boundary of the property within which any claims subsequently acquired by the Company will become subject to the agreement. The Company has subsequently staked an additional 166 new mineral claims that shall be subject to this agreement.

A Joint Venture will be formed upon YK Group earning a 60% interest.

This Agreement is subject to regulatory approval.

f. Subject to regulatory approval, the Company granted stock options exercisable to acquire 800,000 shares at a price of $0.10 per share for a period of five years.

14. SUBSEQUENT EVENTS (CONT'D)

g. The Company disposed of 200,000 shares and 100,000 warrants of True North Gems Inc., received as described in Note 5, for gross proceeds of $100,000.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COST:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 12 in the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $189,927 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED SEPTEMBER 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commissions and Expenses Paid
Jan. 10/02	Common Shares	Private Placement	1,000,000	$ 0.10	$ 100,000	Cash	$ 2,400
Feb. 1/02	Common Shares	Debt Conversion	7,000,000		$1,300,000	N/A	N/A
Feb. 27/02	Common Shares	Private Placement	1,430,000	$ 0.10	$ 143,000	Cash	$ 3,250
Apr. 10/02	Common Shares	Mineral Property	150,000	$0.10	$ 15,000	N/A	N/A
Jul. 30/02	Common Shares	Private Placement	680,667	$0.15	$ 102,100	Cash	N/A

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

B. OPTIONS GRANTED DURING PERIOD ENDED SEPTEMBER 30, 2002:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Feb. 12/02	R. McKnight	150,000	$ 0.10	Feb. 12, 2007
Feb. 12/02	J. Moore	35,000	$ 0.10	Feb. 12, 2007
Apr. 26/02	J. Moore	40,000	$ 0.11	Apr. 26, 2007
Apr. 26/02	R. Schultz	50,000	$ 0.11	Apr. 26, 2007
May 14/02	H. Meade	400,000	$ 0.12	May 14, 2007
May 14/02	T. Tucker	150,000	$ 0.12	May 14, 2007
May 14/02	C. Ellis	145,000	$ 0.12	May 14, 2007
May 14/02	P. Lhotka	70,000	$ 0.12	May 14, 2007
May 14/02	R. Yeoman	125,000	$ 0.12	May 14, 2007
May 14/02	J. Moore	25,000	$ 0.12	May 14, 2007
May 14/02	R. Schultz	25,000	$ 0.12	May 14, 2007
May 14/02	W. Segsworth	60,000	$ 0.12	May 14, 2007
May 14/02	R. McKnight	60,000	$ 0.12	May 14, 2007
May 14/02	G. Yeadon	30,000	$ 0.12	May 14, 2007
May 14/02	L. Mayers	50,000	$ 0.12	May 14, 2007
June 11/02	R. Duncan	80,000	$ 0.12	June 11, 2007

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002:

Authorized share capital - 200,000,000 common shares with no par value.
- 100,000,000 Class "A" preferred shares having a par value of $1.00 per share

A total of 46,926,128 common shares have been issued for a total of $25,537,577.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	190,000	$0.48	December 11, 2002
Options	30,000	$0.51	July 3, 2003
Options	250,000	$0.39	October 20, 2003
Options	200,000	$0.74	March 3, 2005
Options	140,000	$0.50	June 15, 2005
Options	190,000	$0.40	December 29, 2005
Options	100,000	$0.40	February 8, 2006
Options	975,000	$0.10	November 28, 2006
Options	185,000	$0.10	February 12, 2007
Options	90,000	$0.11	April 26, 2007
Options	995,000	$0.12	May 14, 2007
Options	80,000	$0.12	June 11, 2007
Warrants	250,000	$0.20	June 29, 2003
Warrants	3,500,000	$0.12	December 19, 2003
Warrants	250,000	$0.12	January 10, 2003
Warrants	1,032,500	$0.12	February 27, 2003
Warrants	85,000	$0.20	July 30, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2002

Common shares in escrow – Nil

<u>Section 5</u>

A. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 5, 2002:

Dr. Harlan D. Meade	President/CEO/Director
Robert G. Yeoman	CFO/Director
James Jack	Director
Walter Segsworth	Director
Robert McKnight	Director
Terry Tucker	Vice-President Exploration
Glenn R. Yeadon	Secretary

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Description of Business

Expatriate is in the business of exploration and development of mineral deposits in Canada and South America. Expatriate, through its subsidiary Nitrosyl Technologies Corporation, also has interests in metal leaching and sulphur technologies that may provide strategic benefit to the development of its mineral properties.

Discussion of Operations

Expatriate continued exploration on its large claim holdings in the Finlayson District in southeast Yukon and its gold properties in the Mayo District also in the Yukon. Uravan Minerals undertook diamond drilling on Expatriate's Canalask nickel-copper-PGE property in the Kluane District, southwest Yukon and Viceroy Resource Corporation completed trenching and drilling on the Eureka Joint Venture gold property in the Dawson District in the Yukon.

Finlayson Project, Yukon

Exploration undertook geologic mapping and fill-in soil geochemical sampling on Expatriate's wholly owned Play and Ref claims in the north part of the Finalyson District. These claims were last explored in 1997. Expatriate also completed a small program of mapping and soil sampling on the Pak claims, part of the Wolverine Joint Venture property.

Expatriate staked 79 claims adjacent to its Box claims increasing its claim holdings in this area to 105 claims. Mapping on the Box claims has defined a zone of intense alteration within porphyritic felsic volcanic rocks. A vegetative kill zone is associated with the area of alteration due to very acidic soil conditions. Previous soil sampling in the area has defined a large area of anomalous soil geochemistry.

Eureka Joint Venture, Yukon

Viceroy Resource Corporation undertook trenching and drilled three percussion drill holes on the Eureka Joint Venture property located 60 kilometres southeast of Dawson City in the southwest portion of the Klondike Goldfields. Viceroy has an option to earn a 50% interest in the property from the Eureka Joint Venture by completing $900,000 in exploration expenditures over four years and making cash payments totalling $40,000. The Eureka Joint Venture is a 50:50 joint venture between Expatriate and Strategic Metals Ltd.

Trenching in the vicinity of the high-grade Allen showing confirmed moderate to high grade gold values associated with zones of intense clay alteration. Three percussion drill holes were drilled to test this target and located only moderately anomalous gold values. One hole was drilled on the Wealth showing and intersected low-grade gold (0.66 g/t Au) over an interval of 8 metres.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Regal Ridge Emerald Property, Yukon

Expatriate concluded an agreement with True North Gems Inc. ("True North") for the sale of Expatriate's interest in the 93 claims comprising the Regal Ridge Emerald property in the Finlayson Lake District (see March 6, 2002 news release). The sale of its interest will provide Expatriate additional money for its 2002 exploration program and a direct equity interest in True North upon its completion of an initial public offering of its shares.

Under the sale agreement, Expatriate will receive an aggregate consideration of $500,000, consisting of an initial cash payment of $25,000 that was paid on receipt of regulatory acceptance and $75,000 that was paid before March 31, 2002; $100,000 on the earlier of an Initial Public Offering (IPO) and August 1, 2002; and an additional $100,000 payment on the earlier of an IPO or March 7, 2003. The remaining $200,000 shall be payable in True North Units at the share price in the IPO or by the issuance to Expatriate of a Convertible Special Note that automatically converts at the IPO share price. The True North Units shall consist of one common share and one common share purchase warrant with the conversion to be on the same terms as for similar shares in the IPO being contemplated by True North. Expatriate received $2,674 in interest during the third quarter on the Convertible Special Note (see subsequent.

True North has filed a prospectus for its IPO indicating that it shall be issuing units priced at $0.50 per unit. Each unit shall consist of one common share and one-half common share purchase warrant. Each warrant shall allow the holder to purchase an additional share for $0.65 for the first year and $0.80 for the second year. Expatriate shall receive 400,000 common shares of True North and 400,000 common share purchase warrants on conversion of the Convertible Special Note. The common shares are subject to a voluntary pooling agreement. Under the pooling agreement Expatriate shall receive 100,000 common shares of True North on closing of the IPO and commencement of trading of True North shares, and an additional 100,000 common shares on each of the first, second and third anniversaries of the conversion date of the Convertible Special Note.

Expatriate retains the right to explore for precious and base metals on the Regal Ridge Emerald Property under an Access Rights Agreement with True North. The claims comprising the Regal Ridge property are part of Expatriate's large Goal Net property and have potential to host copper-rich Besshi type massive sulphide deposits.

In June 2002, Expatriate granted True North a right of first opportunity to acquire an option to explore for emeralds on two other wholly owned Expatriate mineral properties in the Finlayson District. This right of first opportunity expired unexercised during the third quarter.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Blue Moon Property, California

On May 9, 2002, Expatriate announced that it completed an agreement with Boliden Limited ("Boliden") for the purchase of 100% interest in the Blue Moon zinc-copper-lead-silver-gold property in Mariposa County, California (see June 25, 2002 news release). Expatriate will purchase 100% interest in Westmin Resources, Inc., an Idaho corporation (WRI), which holds all interest in the Blue Moon Property. Expatriate shall issue 3 million common shares of Expatriate to Boliden Limited for all interest in WRI. The issuance of the additional shares to Boliden will increase its interest in Expatriate from 17.95% of the issued shares to 22.95%. Expatriate will also grant Boliden a 0.5% Net Smelter Return royalty capped at US$500,000. The property is also subject to royalties to third parties that are capped at US$1.6 million and a 10% Net Profits royalty interest. Acquisition of the mineral rights and issuance of the shares are subject to regulatory acceptance.

The Blue Moon property is located 35 kilometres east of Merced in Mariposa County, California, and consists of 520 acres of mineral rights. The mineral rights cover the high-grade Blue Moon zinc-copper-lead-silver-gold massive sulphide deposit and extensions of the favourable stratigraphy. Previous mining by Hecla Mining Company during 1943-1945 produced 55,656 tons grading 12.3% zinc, 0.36% copper, 0.48% lead, 3.75 oz/ton silver and 0.062 oz/ton gold. The project was actively explored by Colony Pacific Explorations Ltd. and Westmin Resources Limited in the period 1981-1988 with 56,853 feet of drilling completed in 62 drill holes. The drilling defined a geological reserve (Westmin, 1989 Annual Report) as summarized in the table:

Geological Reserves*	Tonnes	Zn %	Cu %	Pb %	Ag g/t	Au g/t
Probable	2,457,600	8.84	1.05	0.53	98.4	2.33
Possible	1,006,900	5.75	0.96	0.36	69.6	2.23
* Under National Policy 43.101 the Probable and Possible Reserves would be classified as Indicated and Inferred Mineral Resources, respectively.						

Blue Moon provides Expatriate an attractive small mine development opportunity that may be enhanced by discovery of additional ores as exploration is renewed. The location and excellent infrastructure provide opportunity for low capital and operating costs in development of the deposit. Expatriate plans to undertake a review of the data and resume exploration. It also plans to re-evaluate the production plan for the deposit and formulate a plan for its development.

Expatriate prepared certain qualifying reports and other filing documents during the period. See subsequent events. Expatriate also reserved the name Keystone Mines Inc.(an Idaho corporation) as the new name for Westmin Resources, Inc. after completion of the acquisition of Blue Moon.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Canalask Property, Yukon

Uravan Minerals Inc ("Uravan") is earning a 50% interest in Expatriate's Canalask property in the Kluane District in southwest Yukon by making aggregate expenditures of $1.2 million. Uravan has made aggregate expenditures of approximately $320,000 prior to commencement of its 2002 program. It is required to make aggregate expenditures of $700,000 by August 1, 2002 to maintain its option to earn a minimum 50% interest in the Canalask property.

Uravan completed two drill holes during the period. Expatriate has not yet received a report on the results of the 2002 program; however, it is understood that only weakly anomalous values of nickel, copper and platinum group metals were obtained.

Lynx Creek Property

Expatriate entered into an option to earn a 100% interest in the Len property located in the Mayo Mining District, Yukon (see June 27, 2002 news release). The Len property consists of 36 mineral claims located 8 kilometres east of the large Dublin Gulch gold deposit with a published resource of 99 million tonnes grading 1.1 g/t gold (Hart et al 2000).

The main target area is downslope to the north of the gold-bearing sulphide mineralization intersected in hole 97-6 within the metasedimentary rocks, rather than the vein zone in the intrusion. The mineralization consists of pyrite and arsenopyrite in narrow veinlets in quartzite. The entire bedrock interval grades 0.8 g/t gold over 57.1 metres. The bottom 22 metres of the 67 metre long hole graded 1.4 g/t gold over 22.2 metre.

During the third quarter, Expatriate staked an additional 56 Lynx claims adjoining the Len claims and undertook additional soil sampling along the northern contact of the small granodiorite intrusion. Previous soil sampling has given erratic gold in soil values. Expatriate undertook auger soil sampling in the area to the north of hole 97-6 to better define the anomalous area.

<u>Corporate Activities</u>

Financing

During the third quarter, Expatriate completed private placements totaling $102,100 with the issuance of 595,667 flow-through common shares at $0.15/share and 85,000 common shares at $0.149/share and 85,000 common share purchase warrants with a value of $0.001/share (see July 25, 2002 news release). The warrants entitle the holder to acquire an additional common share of Expatriate for each warrant held at a price of $0.20/ share through July 30, 2003.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Expatriate sold 52,000 shares of Uravan Minerals Ltd. during the third quarter for net proceeds of approximately $11,590. The proceeds are being used for general corporate purposes. Expatriate has completed the sale of all 166,667 Uravan common shares received January 1, 2002 in lieu of the $25,000 cash payment due from Uravan as part of its requirements to maintain its option on Expatriate's Canalask property located in southwest Yukon. Total net proceeds from the sale of the shares was $38,599 for a gain of $13,599.

Expatriate is planning an offering of flow-through shares to provide additional money for its exploration program for Expatriate's properties in the Yukon (see Subsequent Events).

Stock Options

On May 13, 2002, Expatriate's revised stock option plan was accepted by the TSX Venture Exchange increasing the allowable options to be granted to 4,919,000 shares. Stock options to Ms. Ellis totalling 445,000 shares expired during the period. A total of 3,425,000 stock options were outstanding as of September 30, 2002.

Management Change

Ms. Carol Ellis resigned as Vice President Investor Relations for Expatriate Resources Ltd. effective August 16, 2002 to pursue other opportunities.

Investor Services

Expatriate continues to engage Mr. Lance Mayers of Gateway Communications of Osoyoos, British Columbia to provide investor services of communicating new releases to investors and potential investors. During the third quarter of 2002, Gateway received $1,000 per month to provide these services and holds stocks options to purchase a total of 150,000 shares of the Company (See Subsequent Events).

Capitalization

Expatriate's issued share capital increased to 46,926,128 during the period from the 46,245,461 common shares issued at June 30, 2002 with the issuance of 340,667 flow through common shares and 85,000 units consisting of three flow-through and one common share and one common share purchase warrant (see July 25, 2002 news release). The issued shares do not include the 3,000,000 shares that the Company intends to issue to Boliden Limited for the purchase of the Blue Moon property in California (see subsequent events).

As at September 30, 2002, Expatriate had 3,425,000 stock options and 5,117,500 warrants issued. On a fully diluted basis Expatriate had 55,468,628 shares outstanding as at September 30, 2002 compared with 55,147,961 shares at June 30, 2002. See Subsequent Events for issuance of additional shares, warrants and options after September 30, 2002.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Liquidity and Solvency

At the end of the third quarter 2002, Expatriate had current assets of $256,989 consisting of $108,881 of cash, $38,801 of accounts receivable, $26,563 of marketable securities, $78,405 of YMETC recoverable and $4,339 of prepaid expenses. Current liabilities were $30,401 consisting of $20,209 in accounts payable and accrued liabilities, $7,081 in amounts due to related parties, and $3,111 of current obligation under capital lease.

Expatriate has sufficient working capital to meet its short-term requirements. It raised $102,100 in July and received $100,000 from True North Gems in early August under its sale agreement with Expatriate. Additional payments are expected from True North in the fourth quarter (See Subsequent Events).

As at September 30, 2002, Expatriate had incurred sufficient exploration expenditures eligible (Canadian Exploration Expense) to fulfill its then current flow-through share obligations for 2002.

There is no assurance that Expatriate can reasonably sell its marketable securities as markets for all of the securities Expatriate wishes to sell may not be readily available. Similarly, market conditions remain difficult and raising additional capital to meet the needs of Expatriate over the long term remains uncertain.

Balance Sheet

As at September 30, 2002, current assets were $256,989 as compared to $454,216 at June 30, 2002. The change in current assets is due to undertaking of exploration activities in August and September to fulfill flow-through obligations. Cash on hand at end of the third quarter was $108,881 compared with $355,549 as at June 30, 2002. Marketable securities decreased to $26,563 due to sale of shares of Uravan Minerals Inc. Yukon Mineral Exploration Tax Credit has increased from $37,003 as of June 30, 2002 to $78,405 as at September 30, 2002 due to additional exploration expenditures during the period. Capitalization of mineral properties increased slightly to $16,531,007 at September 30, 2002 compared to $16,439,313 at June 30, 2002.

Current liabilities as of September 30, 2002 are $30,401 compared to $107,471 as at June 30, 2002. The decline in current liabilities during the period is due to payment of the $73,728 outstanding to related parties. Account payables and accrued liabilities decreased from $30,729 at end of second quarter, to $20,209 as at September 30, 2002. Amounts due related parties were $7,081 as of September 30, 2002, compared to $73,728 at June 30, 2002. As at September 30, 2002 the Company had no debt.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Administration Costs

Administration costs after interest received during third quarter 2002 were $88,538 compared to $89,955 for the second quarter and have increased compared to the $59,064 in third quarter 2001. Administration costs for the quarter include $4094 for accounting and audit fees, $3,027 for amortization, $32,181 for consulting fees, $1797 for filing and transfer agent fees, and $17,848 for investor relations and financing expenses. Legal fees were $3,523, rent and office services were $25,850, and salaries and benefits were $11,227 for the third quarter 2002. Interest on long term debt was $142 during the period compared to $13,679 for the second quarter; The decline in interest payments reflects the repayment of the convertible debenture, during the quarter. Expatriate continues to focus on reduction of its administration costs.

CCRA Audit of Flow-through Accounts

An audit of Expatriate's flow-through filings for 1998 through 2001 was completed by Canadian Customs and Revenue Agency during the period. Minor adjustments will be made to Company tax filings, and the Company will receive an approximate additional $7000 in Yukon Mineral Exploration Tax Credit related to previous year filings.

<u>Subsequent Events</u>

Regal Ridge Emerald Property

On November 22, 2002, Expatriate completed the sale of the Regal Ridge Emerald property to True North Gems Inc. pursuant to the March 6, 2002 Sale Agreement. Expatriate has received the final purchase payment of $100,000 and interest of $2,323. In addition Expatriate has received 400,000 common shares of True North and 400,000 warrants having a value of $200,000 at the IPO price of the True North initial public offering of $0.50 per unit. The shares are subject to a voluntary pooling agreement with 25% released on commencement of trading of True North shares, and a further 25% released on each of the three, six and nine month anniversaries thereof. The warrants may be exercised to acquire 400,000 common shares of True North at a price of $0.65 per share until the first anniversary of their issuance and at $0.80 per share until the second anniversary of their issuance.

The payment and issuance of shares to the Company completes the sale of all interest in the Regal Ridge property; however, the Company has retained all precious, base and ferro-alloy metal interests in the property and has an Access Rights Agreement for exploration and development on the Regal Ridge property for metals.

The Company has sold 200,000 free trading common shares, 100,000 warrants and assigned its rights to 100,000 common shares held in trust pursuant to a voluntary pooling agreement to one purchaser for a total consideration of $100,000.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Finlayson Emerald Joint Venture

The Company announced November 14, 2002, that it has entered into an agreement with YK Group whereby YK Group may acquire a 60% interest in exploration and development of the gemstone potential of Expatriate's extensive claim holdings in the Finlayson District.

The option and joint venture agreement with YK Group covers two property groups; the smaller Beryl and the larger Finlayson Property. As exploration advances, the gemstone holdings on the Finlayson Property will be reduced to 500 claims on the third anniversary and to 200 claims on the fifth anniversary. The Company will continue to retain 100 percent of the base, precious and ferro-alloy metals right on the claims.

YK Group can earn a 60% interest in the two properties by making aggregate expenditures of $500,000 over five years after which the parties will enter into a joint venture to continue exploration and development of the gemstone potential. Should Expatriate's interest be diluted below 15 percent it shall forfeit its participating interest and receive a three percent gross revenue royalty on gemstone production from the Expatriate properties. The claims also be subject to a five kilometre area of influence within which new claims acquired by the parties shall be subject to the terms of the option and joint venture agreement. Expatriate shall also have a 1 percent gross revenue royalty on gemstones from claims acquired by YK Group within the area of interest of the Expatriate properties.

YK Group shall also make aggregate cash payments to Expatriate of $55,000 on the beryl property and $35,000 on the Finlayson Property. The initial cash payment of $10,000 has been received. In addition, Expatriate shall receive 150,000 common shares in a public company to be established by the YK Group. The agreement is subject to regulatory acceptance and approval by the Board of Expatriate.

Donjek Property

Expatriate has granted Midnight Mines Ltd. an option to acquire a 100% interest in its Donjek nickel-copper-gold-platinum group metals property located in southwest Yukon. The Donjek property consists of Don, Wolv and Klux claims located in the Donjek River area of the central segment of the 160 kilometre long Kluane Ultramafic Belt.

Midnight may earn a 100% interest in the Donjek property by making expenditures of $250,000 over a 10-year period. Expatriate will retain a 1.0% net smelter return royalty in the Donjek property. In addition, Expatriate will share any property payments received by Midnight in respect of any farmout of the Donjek property to other parties (see October 31, 2002 news release).

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Eureka Joint Venture

Expatriate has been advised by Viceroy that upon completion of reclamation work and delivery of its reports, it intends to terminate its option and return the claims to the Eureka Joint Venture.

Blue Moon Property, California

Expatriate completed the purchase of Westmin Resources, Inc. on October 25, 2002 and issued 3,000,000 common shares to Boliden Westmin (Canada) Limited and granted it a 0.5% net Smelter Return royalty capped at US$500,000 (see October 28, 2002 news release).

Financing

Expatriate completed a private placement of 100,000 units at $0.10/unit for a total of $10,000 (see October 28, 2002 news release). Each unit consists of one flow-through common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $0.10 per share until November 1, 2003.

Minera Latina S.A.

Expatriate has agreed to sell Minera Latina S.A. to Dr. Paul Lhotka for the sum of US$1500. Minera Latina S.A is incorporated in Argentina and. is a wholly owned subisidary of the Company. Minera Latina S.A has been inactive for more than one year and the company has no plans to resume exploration in Argentina. The Company's only assets being its data bases have been transferred to Expatriate.

Investor Relations Contracts

Expatriate has entered into a services agreement with JeanDan Management Ltd. of Calgary, Alberta to provide investor services to the Company commencing immediately. Mr. Dan Koyich will provide the services; he has more than 10 years of experience in providing investor relations services to junior resource companies. He will assist Expatriate's management in communicating the merits of the Company's exciting exploration properties to its investors and be responsible for attracting new investors to Expatriate. Mr. Koyich will receive a monthly retainer of $6000 per month and stock options. The stock options shall be subject to regulatory approval, and provide for the purchase of 300,000 common shares from the Company at a price of $0.10 per share for a period of five years.

The Company has also engaged the services of Canam Media, Vancouver to provide investor materials for electronic and other distribution and development of new investor contacts. Canam will provide the services over the next two months on a fixed-fee basis of $6000.

EXPATRIATE RESOURCES LTD.
SEPTEMBER 30, 2002

Stock Options

The Company granted stock options totaling 125,000 shares to two employees in October. The options entitle the employee to purchase common shares of the company at $0.10 per share through October 24, 2007 (see October 28, 2002 news release). The Company has also granted 300,000 options to Mr. Koyich and 500,000 options to employees, officers and directors of the Company. These options entitle the holder to purchase one common share of the Company at $0.10 per share for five years (see November 25, 2002). The aggregate number of options granted, now totals 4,350,000 shares out of a possible approved amount of 4,919,000.

Company Capitalization

Subsequent to September 30, 2002, Expatriate has issued 3,000,000 common shares to Boliden Westmin (Canada) Limited and 100,000 common shares and 100,000 common share purchase warrants to one private placement placee. The issued capital of the Company is as at November 15, 2002 is 50,026,128 shares. The Company also issued stock options totaling 925,000 that together with the aforementioned warrants increases fully diluted share capital to 59,593,628.

Expatriate Resources Ltd.
November 27, 2002